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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

CURIS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
231269101
(CUSIP Number)
August 8, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	231269101	Page	2	of	9 Pages

1	Names of Reporting Persons. RA Capital Management, LLC

I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

Delaware

	5	Sole Voting Power

Number of		7,520,564 shares of Common Stock

Shares	6	Shared Voting Power
Beneficially
Owned by		0

Each	7	Sole Dispositive Power
Reporting
Person		7,520,564 shares of Common Stock

With	8	Shared Dispositive Power

0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

7,520,564 shares of Common Stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented by Amount in Row (9)

11.9%

12	Type of Reporting Person (See Instructions)

IA

CUSIP No.	23126910	Page	3	of	9 Pages

1	Names of Reporting Persons. Richard H. Aldrich

	I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

	USA

	5	Sole Voting Power

Number of		0

Shares	6	Shared Voting Power
Beneficially
Owned by		7,520,564 shares of Common Stock

Each	7	Sole Dispositive Power
Reporting
Person		0

With	8	Shared Dispositive Power

		7,520,564 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	7,520,564 shares of Common Stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11	Percent of Class Represented by Amount in Row (9)

	11.9%

12	Type of Reporting Person (See Instructions)

	IN

CUSIP No.	23126910	Page	4	of	9 Pages

1	Names of Reporting Persons. Peter Kolchinsky

	I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

	USA

	5	Sole Voting Power

Number of		0

Shares	6	Shared Voting Power
Beneficially
Owned by		7,520,564 shares of Common Stock

Each	7	Sole Dispositive Power
Reporting
Person		0

With	8	Shared Dispositive Power

		7,520,564 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	7,520,564 shares of Common Stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11	Percent of Class Represented by Amount in Row (9)

	11.9%

12	Type of Reporting Person (See Instructions)

	IN

CUSIP No.	23126910	Page	5	of	9 Pages

1	Names of Reporting Persons. RA Capital Biotech Fund, L.P.

I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

Delaware

	5	Sole Voting Power

Number of		7,388,202 shares of Common Stock

Shares	6	Shared Voting Power
Beneficially
Owned by		0

Each	7	Sole Dispositive Power
Reporting
Person		7,388,202 shares of Common Stock

With	8	Shared Dispositive Power

0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

7,388,202 shares of Common Stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented by Amount in Row (9)

11.7%

12	Type of Reporting Person (See Instructions)

PN

CUSIP No.	23126910	Page	6	of	9 Pages

1	Names of Reporting Persons. RA Capital Biotech Fund II, L.P.

I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

Delaware

	5	Sole Voting Power

Number of		132,362 shares of Common Stock

Shares	6	Shared Voting Power
Beneficially
Owned by		0

Each	7	Sole Dispositive Power
Reporting
Person		132,362 shares of Common Stock

With	8	Shared Dispositive Power

0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

132,362 shares of Common Stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented by Amount in Row (9)

0.0%

12	Type of Reporting Person (See Instructions)

PN

Item 1.
(a) Name of Issuer: Curis, Inc. (the “Issuer”).
(b) Address of the Issuer’s Principal Executive Offices: 45 Moulton Street, Cambridge, MA 02138.
Item 2.
(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by Richard H. Aldrich, Peter Kolchinsky, RA Capital Management, LLC, RA Capital Biotech Fund, L.P. and RA Capital Biotech Fund II, L.P., who are collectively referred to as the “Reporting Persons.” Mr. Aldrich and Mr. Kolchinsky (together, the “Managers”) are the managers of RA Capital Management, LLC (“Capital”), which is the sole general partner of RA Capital Biotech Fund, L.P. (“Fund I”) and RA Capital Biotech Fund II, L.P. (“Fund II”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b) Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is 111 Huntington Avenue, Suite 610, Boston, Massachusetts 02199.
(c) Citizenship: Capital is a Massachusetts limited liability company. Each of Fund I and Fund II is a Delaware limited partnership. The Managers are U.S. citizens.
(d) Title and Class of Securities: Common stock, par value $0.01 per share (“Common Stock”)
(e) CUSIP Number: 231269101
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A
Item 4. Ownership
In the aggregate, the Reporting Persons beneficially own 7,520,564 shares of Common Stock of the Issuer, representing approximately 11.9% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) Fund I beneficially owns 7,388,202 shares of Common Stock representing approximately 11.7% of the class, (ii) Fund II beneficially owns 132,362 shares of Common Stock representing approximately 0.0% of the class and (iii) Capital, as the sole general partner of each of Fund I and Fund II, and Mr. Aldrich and Mr. Kolchinsky as the managers of Capital, each beneficially own 7,520,564 shares of Common Stock of the Issuer representing approximately 11.9% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 63,164,972 shares of

Common Stock of the Issuer outstanding as of August 6, 2007, representing the number of shares outstanding as reported in the most recently quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended June 30, 2007, together with the aggregate number of shares of Common Stock issued pursuant to certain Common Stock Purchase Agreements, reported on the Issuers Form 8-K, dated August 6, 2007.
Each of Fund I and Fund II has the power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Capital, as the sole general partner of each of Fund I and Fund II, has the sole authority to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G. The Managers, by virtue of their position as managers of Capital, have the shared authority to vote and dispose of all of the shares of Common Stock reported in this joint statement Schedule 13G.
Item 5. Ownership of Five Percent or Less of a Class
N/A
Item 6. Ownership of More than Five Percent on Behalf of Another Person
N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A
Item 8. Identification and Classification of Members of the Group
N/A
Item 9. Notice of Dissolution of Group
N/A
Item 10. Certification
By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RA CAPITAL BIOTECH FUND, L.P.

By:	RA Capital Management, LLC General Partner

By:	/s/ Richard H. Aldrich
Richard H. Aldrich
Manager

RA CAPITAL BIOTECH FUND II, L.P.

By:	RA Capital Management, LLC General Partner

By:	/s/ Richard H. Aldrich
Richard H. Aldrich
Manager

RA CAPITAL MANAGEMENT, LLC

By:	/s/ Richard H. Aldrich
Richard H. Aldrich
Manager

RICHARD H. ALDRICH

/s/ Richard H. Aldrich

PETER KOLCHINSKY

/s/ Peter Kolchinsky